Morgan, Lewis & Bockius LLP

2020 K Street, NW

Washington, DC 20006

Via EDGAR Correspondence

October 28, 2015

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendments No. 51 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 51”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, October 7, 2015, with respect to Amendment No. 51. Amendment No. 51 was filed on August 28, 2015, and included disclosure with respect to the SPDR® Blackstone/GSO Senior Loan ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 51.

Summaries of the comments with respect to the Portfolio, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendments No. 51.

Prospectus Comments

1.	Comment: For purposes of clarity, please revise footnote two to the fee table in the “Fees and Expenses of the Fund” section.

Response: We have deleted footnote two to the fee table in the “Fees and Expenses of the Fund” section.

2.	Comment: We note that your cover letter indicates that Amendment No. 51 contains changes to the Fund’s principal strategies. Please provide us with information on the extent of those changes and, if the revised strategies are materially different from a portfolio risk perspective, confirm whether the risk disclosure is or will be revised to reflect the changed risks. In addition, in the future, please provide redlines showing any changes to a fund’s principal strategies.

Response: Amendment No. 51 reflects the addition of the use of Rule 144A securities to the Fund’s principal strategies. The Registrant confirms that risk disclosure was added to the Prospectus to address the risks related to the use of such instruments. In the future, the Registrant will endeavor to provide documents which show changes to a fund’s principal strategies when filing post-effective amendments pursuant to Rule 485(a).

3.	Comment: We note that the Portfolio will invest in bonds and senior loans. Given recent concerns expressed by various governmental agencies, please tell us more about the liquidity policies and compliance procedures you have in place for monitoring these investments and risks.

Response: The Registrant complies with current SEC guidance on illiquid fund holdings as identified in the non-fundamental “Investment Restrictions” section of the statement of additional information. In addition, the Registrant and Fund have compliance policies and procedures that are reasonably designed to comply with the federal securities laws.

4.	Comment: We note that the Fund’s principal strategies refer to both a primary index and a secondary index. Please advise how much overlap exists between these two indexes.

Response: As of September 30, 2015, out of the 100 assets in each index, 55 assets overlap, meaning there are 90 unique loan facilities across both indices (45 unique loan facilities in each).

5.	Comment: We note that the “Liquidity Risk” discussion in the “Principal Risks of Investing in the Fund” section contains a reference to extended trade settlement periods and the SAI indicates that the Fund will redeem creation units in cash. To better enable investors to understand the Fund’s exposure to liquidity risk, please provide an estimated range of trade settlement periods based on the Fund’s historical experience and contrast that range to the amount of time the Fund has to pay redemption proceeds.

Response: The Registrant respectfully declines to provide the requested information as it is not required by Form N-1A. The Registrant believes that the current risk disclosure appropriately sets forth the risks attributable to implementing the Fund’s principal investment strategies. As noted in Response #4, the Registrant and Fund have compliance policies and procedures that are reasonably designed to comply with the federal securities laws. Further, shareholder redemption proceeds are paid in accordance with statutory requirements.

6.	Comment: To the extent you believe it is material, please revise the “Liquidity Risk” discussion in the “Principal Risks of Investing in the Fund” section to clarify the depth of the loan markets in which the Portfolio invests, as it is unclear whether the Fund can redeem shares in cash without affecting loan prices.

Response: The vast majority of the Portfolio’s loan investments have active trading markets with frequent trades and quotes. The Portfolio is also invested in larger loan issues that the Sub-Adviser believes are generally more actively traded and held by a larger number of participants. In addition, as of October 23, 2015, the Portfolio does not hold more than 2.0% of the total outstanding amount of any loan facility. Given the relatively small percentage owned by the Portfolio and the predominance of active trading markets, the Sub-Adviser believes the Portfolio can dispose of loans to redeem shares in cash without materially affecting loan prices.

The Sub-Adviser believes the risk disclosure under “Liquidity Risk” is appropriate as certain loans may become less liquid and/or more difficult to value. However, the Sub-Adviser does not anticipate the aggregate amount of any such loans to represent a material portion of the Portfolio’s assets (in any case less than 15%).

7.	Comment: We note references to changes to applicable interest rates in the “Investments in ETNs” discussion in the “Additional Risk Information” section. We are aware that some ETNs have returns based on changes in underlying indexes or synthetic pools. Please explain how the Fund will use ETNs, including the types of ETNs, and, to the extent the Fund’s planned ETN investments have features dissimilar to traditional LIBOR notes, please briefly revise the disclosure to address those dissimilarities.

Response: The Fund does not use ETNs as part of its principal strategies and the “Investments in ETNs” discussion has been deleted.

8.	Comment: Please note our suggestion to provide shareholders with 60 days’ notice in the event of a change to the Fund’s investment objective.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

9.	Comment: Please provide us with the Fund’s updated Financial Highlights table.

Response: Updated financial highlight information will be included in the upcoming 485(b) filing for the Registrant.

10.	Comment: The Staff notes investments in bank loans may not be considered securities and therefore may not have the protection afforded by the federal securities laws. Please consider whether the current disclosure should be revised to address this or, if not, please explain why not.

Response: The discussion of “Senior Loan Risk” has been augmented as follows:

Senior Loan Risk: Investments in Senior Loans are subject to credit risk and general investment risk. Credit risk refers to the possibility that the borrower of a Senior Loan will be unable and/or unwilling to make timely interest payments and/or repay the principal on its obligation. Default in the payment of interest or principal on a Senior Loan will result in a reduction in the value of the Senior Loan and consequently a reduction in the value of the Portfolio’s investments and a potential decrease in the net asset value (“NAV”) of the Fund. Senior Loans are also subject to the risk that the value of the collateral securing a Senior Loan may decline, be insufficient to meet the obligations of the borrower or be difficult to liquidate. In addition, the Portfolio’s access to the collateral may be limited by bankruptcy or other insolvency laws. Further, loans held by the Portfolio may not be considered securities and, therefore, purchasers, such as the Portfolio, may not be entitled to rely on the strong anti-fraud protections of the federal securities laws. Some Senior Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Senior Loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Portfolio, such as invalidation of Senior Loans or causing interest previously paid to be refunded to the borrower. Senior Loans are also subject to below investment grade securities risks and liquidity risks described below.

SAI Comments

11.	Comment: We note that the third non-fundamental policy under the “Investment Restrictions” section states that, under normal circumstances, the Fund will not invest “less than 80% of its net assets (plus the amount of any borrowings for investment purposes) in senior loans or in investments substantially similar to or related to senior loans,” while the 80% policy in the Prospectus refers simply to senior loans. Please revise the non-fundamental policy consistent with the Prospectus disclosure.

Response: We have revised the third non-fundamental policy under the “Investment Restrictions” section consistent with the Prospectus.

Under normal circumstances, invest less than 80% of its net assets (plus the amount of any borrowings for investment purposes) in senior loans ~~or in investments substantially similar to or related to senior loans~~. For purposes of this 80% test, “Senior Loans” are first lien senior secured floating rate bank loans. Prior to any change this 80% investment policy, the Fund or Portfolio will provide shareholders with 60 days’ written notice.

12.	Comment: On page 28 in the “GSO Potential Conflicts of Interest” discussion, we note that “the Fund may also co-invest with clients of the Firm in particular investment opportunities, and the relationship with such clients could influence the decisions made by GSO with respect to such investments, as may be permitted by law and in accordance with GSO’s applicable procedures.” Please supplementally tell us of any co-investments or other transactions the Fund entered into with firm clients or portfolio companies during the past year. In responding, please tell us the amount and nature of the investment and explain the relationships between the parties. If applicable, please ensure that you address any issues under Section 17 under the Investment Company Act of 1940 (the “1940 Act”).

Response: The Fund has entered into a number of co-investments with other clients of the Sub-Adviser or its affiliates, including other investment companies, accounts and private funds sponsored, advised or sub-advised by the Sub-Adviser or its affiliates. All of these co-investments are conducted in compliance with Section 17 of the 1940 Act, including applicable guidance thereunder. In cases where a potential co-investment may constitute a joint transaction within the meaning of the 1940 Act, compliance personnel of the Sub-Adviser conducts an analysis, in consultation with outside legal counsel as necessary, to ensure that an exemption is available for such transaction prior to the Fund entering into such transaction. The most common exemption that the Fund relies on for its joint transactions is reliance on the Mass Mutual no-action letter (June 7, 2000, File No. 801-8059). The Fund relies on this relief when the relevant conditions of the relief are met, including that no terms of the transaction are negotiated other than price. If the Sub-Advisor determines that no exemption or relief is available for a proposed joint transaction, the Fund would not participate in such transaction.

13.	Comment: Please explain the basis for why the operational matters discussed in the “Required Early Acceptance of Orders” are permissible under Rule 22c-1 under the 1940 Act.

Response: As we have previously discussed with the Staff, we believe that the “Required Early Acceptance of Orders” is fully consistent with both the requirements and the policies of Rule 22c-1. The primary concern that led to the adoption of Rule 22c-1 was that fund shares were being purchased and redeemed at a previously determined NAV. The Commission sought to “eliminate or reduce so far as reasonably practicable” (1) any dilution of the value of outstanding shares and (2) other results that are unfair to the holders of outstanding shares. According to the Commission, the effect of the Rule was to “prohibit the practice of selling [and redeeming] securities for a certain period of time at a price based on a previously established [NAV].”

Part C Comment

14.	Comment: Please review the exhibits list to ensure that all required exhibits are listed. In particular, we were unable to locate any reference to an auditor’s consent or legal opinion.

Response: The auditor’s consent and legal opinion will be included in the upcoming 485(b) filing for the Registrant.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.